U. S. Securities and Exchange Commission

                                    Washington, D.C. 20549


                                          Form 10-SB

                                 File No.: __________________

                                             CIK:
                          GENERAL FORM FOR REGISTRATION OF SECURITIES
                                   OF SMALL BUSINESS ISSUERS

               Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  PARK HILL CAPITAL I CORP.
                                  -------------------------
                        (Name of Small Business Issuer in its charter)


                  Nevada                     84-1491678
State or other jurisdiction of           IRS Employer ID Number
incorporation or organization

5330 E. 17th Ave. Pkwy, Denver, CO                80220
(Address of principal executive offices)           (Zip Code)

         Issuer's telephone number:   (303) 394-1187


    Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

                                        Not Applicable


    Securities to be registered under Section 12(g) of the Act:

                                         Common Stock
                                       (Title of class)



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                                      TABLE OF CONTENTS

                                            PART I

                                                                            Page

Item 1. Business..............................................................3

Item 2. Management's Discussion and Analysis of Financial Condition
        and Results of Operations.............................................21

Item 3. Properties............................................................22

Item 4. Security Ownership of Certain Beneficial Owners and Management........23

Item 5. Directors and Executive Officers of the Registrant....................23

Item 6. Executive Compensation................................................28

Item 7. Certain Relationships and Related Transactions........................29

Item 8. Description of Securities.............................................30

                                           PART II

Item 1. Market for Registrant's Common Stock and Security Holder
        Matters...............................................................31

Item 2. Legal Proceedings.....................................................31

Item 3. Changes in and Disagreements with Accountants on   Accounting
        and Financial Disclosure..............................................31

Item 4. Recent Sales of Unregistered Securities...............................31

Item 5. Indemnification of Directors and Officers.............................34

                                           PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................35

Exhibits, Financial Statement Schedule and Reports on Form 8-K................49


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PART I

Item 1.  Description of Business.

General

        Park Hill Capital I Corp. (The Company was incorporated under the laws of the State of Nevada on March 2, 1999, and is in the developmental stage. In 1999, the Company raised $3,255 in a private placement. For the period of inception in 1999 through date hereof, the Company had no revenues or business. The company has no commercial operations as of date hereof. The company has no full-time employees and owns no real estate.

        The Company's current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

        At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

        It is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

        The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no


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operating history, or a history of losses  attributable to  under-capitalization or other  factors;  (ii) be  experiencing  financial or operating  difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or
(v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

        The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

        As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

        Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

     It is anticipated that business opportunities will come to the Company's attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The

Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

        The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

1.......The  material facts as to the  relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

2.......The  material facts as to the  relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3.......The  contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors, to seek the stockholders' advice and consent, or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors President, who is not a professional business analysts. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of Penny Stocks."

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

        In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have and net assets of at least $4,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

        The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals, if and when any are received, and the selection of a business opportunity may take several months or more.

        The company has no business proposals under consideration as of the date of this registration statement.

        Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

        As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

        It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

        Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

     There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Form of Acquisition

        It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

        It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

        It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

        The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

        It  is  anticipated  that  the   investigation   of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

        In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

Investment Company Act and Other Regulation

        The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

        Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

        The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

        Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

        An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

        The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will possibly experience competition from other public "Blank Check" companies, some of which may have more funds available than does the Company.

No Rights of Dissenting Shareholders

        The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because Nevada Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. If Any transaction is structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary, a shareholder will have no right of dissent under Nevada law.

No Target Candidates for Acquisition

        None of the Company's Officers, Directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

Administrative Offices

        The Company currently maintains a mailing address at 5330 E. 17th Ave. Pkwy, Denver, CO 80220 which is the office address of its President. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

        The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered, if for. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

Risk Factors

1.......Conflicts  of Interest.  Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

        It is anticipated that Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's officers may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

2.......Need For Additional  Financing.  The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

3.......Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

        Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4.......Lack of Operating History.  The Company was formed in March 1999 for the purpose of seeking a business opportunity. Due to the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity, The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

5.......No Assurance of Success or Profitability. There is no assurance that the
Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

6.......Possible Business - Not Identified and Highly Risky. The Company has not
identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See Item 1 "Description of Business."

7.......Type  of Business  Acquired.  The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

8.......Impracticability  of Exhaustive  Investigation.  The  Company's  limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

9.......Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

10......Reliance upon Financial  Statements.  The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

        Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

        In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

11. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

12. Dependence upon Management; Limited Participation of Management. The Company currently has only two individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

13. Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

14. Indemnification of Officers and Directors. Nevada Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

15. Director's Liability Limited. Nevada Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

16. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

17. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

18. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

19. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

20. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

21. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

22. Rule 144 Sales. All of the outstanding shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders who have held their shares for under Rule 144(K) two years are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. All shares become available for resale (subject to volume limitations for affiliates) under Rule 144, one year after date of purchase subject to applicable volume restrictions under the Rule.

23. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

24. Blue Sky Restrictions. Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "Blank Check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "Blank Check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

        At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

        In the event of a violation of state laws regarding resale of "Blank Check" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR PLAN OF OPERATIONS.

Liquidity and Capital Resources

        The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has no capital resources or stockholder's equity. The Company has current assets in the form of cash of $3,255 and total assets of $3,768 and no current liabilities. The cash assets may not satisfy cash requirements for the company within the next twelve months. In the event additional cash is required the company may have to borrow funds from shareholders or other sources, or seek funds from a private placement among new investors, none of which can be assured.

        The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its lack of liquidity and capital resources will impair the consummation of a business combination or whether it will incur further operating losses through any business entity which the Company may eventually acquire.

        During the period from February 25, 1999 (inception) through May 31, 1999 the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended and a limited venture into offering consulting services to clients seeking debt or equity financing for start-up ventures. No revenues were received by the Company during this period. The company has incurred operating expenses since inception of $60,352. A total of $57,000 of such expenses were attributed to services of the three founders which were recorded as an operations cost. The net loss on operations was ($60,352) through May 31, 1999. Such losses will continue unless revenues and business can be acquired by the company. There is no assurance that revenues or profitability will ever be achieved by the company.

Results of Operations year ended May 31, 1999 compared to 1998

        The Company had no revenues in period from inception (February 1999) to May 31, 1999. The Company incurred $60,352 in expenses to May 31, 1999 as compared to no expenses in any prior year.

        The net operating loss from inception February 25, 1999 to May 31, 1999 as a result of organizational costs and expenses was ($60,352).

        Results of Operations - quarter ended August 31, 1999 compared to same period in 1998. The Company had no income or expenses in the quarter ended August 31, 1999 or 1998 and no operating income or loss.

        For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

        The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds it will ultimately allow registrant to complete a business combination. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

        No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

        Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Year 2000 Issues

        Year 2000 problems result primarily from the inability of some computer software to property store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

        The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

Item 3.  Description of Property.

     The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 5330 E. 17th Ave. Pkwy, Denver CO 80220. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

        The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

MANAGEMENT AND 5% OR GREATER                     NUMBER OF SHARES      OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS                                        PERCENTAGE
--------------------------------------------------- --------------------- -----
John P. O'Shea                                      1,000,000             31.2%
355 South End Ave.
New York, NY 10280
Frank L. Kramer, President, Director                1,000,000             31.2%
5330 E. 17th Ave.
Denver, CO 80220
Deborah A. Salerno, Secretary, Director             1,000,000             31.2%
355 South End Ave., 22B
New York, NY 10280


All directors and executive                         2,000,000             62.4%
officers as a group (2 persons)

Each principal shareholder has sole investment power and sole voting power over the shares owned.

Possible change in control

In the event of a purchase of control by other persons, or a merger, the shareholders and management listed above will no longer own the percentages set forth above, and shareholders may be subject to decisions by the new control parties to which they may not assent.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

        The directors and executive officers currently serving the Company are as follows:

Name                                          Position Held              Tenure

--------------------------------------------- ----------------------------------
Frank L. Kramer                               President and Director     Annual

Deborah A. Salerno                            Secretary, Treasurer and
                                              Director                   Annual

        The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

        The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

        Frank Lloyd Kramer, President and Director obtained his BS in Business Administration from Louisiana State University in 1964. From 1968 through 1981, them from 1987 to 1990, Mr. Kramer was employed by New York Life Insurance Company in various positions, including agent, sales manager and general manager. From 1981 to 1987 and from 1990 to present, he has been self-employed as a private investor and financial consultant in the Denver area assisting companies in obtaining financing for their business operations. Mr. Kramer has had significant experience in "shell" or "Blank Check" companies which experience is detailed on pages following under Previous Blank Check Offerings.

        Deborah A. Salerno, the Company's Secretary and a director, is president (and owner) of DAS Consulting, Inc., a private corporation located in New York City, providing financial consulting services to corporations since 1988.

        Ms. Salerno, who attended Pace University, has also been employed as a trader in the over-the-counter market (Greentree Secutities, October, 1986 through March, 1987); and as Vice President and Syndicate Manager (Yves Hentic & Company, Inc., Jersey City, New Jersey, 1985 through 1986). She was also involved with the risk arbitrage market from 1978 through 1985, and was vice president of Bodkin Securities (1980 through 1985) and Assistant Options P&S Manager for Ivan F. Boesky, from 1978 through 1980.

        Ms. Salerno has had significant experience with "shell" or "Blank Check" companies, which experience is detailed on pages following under Previous Blank Check Offerings.

        Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

        None of the Company's officers and/or directors currently receives any compensation for their respective services rendered to the Company, however at the inception of the company they received stock compensation. Further compensation of any officer or director is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the company for the benefit of its employees.

        It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

        It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted Common Stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

        Management has been involved in several other "Blind Pool" and "Blank Check" companies as described in the following section.

Previous "Blank Check" or "Blind Pool" Offerings

        A "Blank Check" company is a company which is formed without a specified business as its purpose.

        A "Blind Pool" company is a company which has raised money through a public or private offering for use to acquire unspecified, undesignated business or company. Since 1991 when rules for "Blind Pools" were changed Very few "Blind Pools" have been forward.

        Management of the Company has been involved in prior public "Blind Pool" or "Blank Check" offerings. As set forth below, management has been part of the formation of many new companies which made offerings of shares without a designated business.

        Frank Kramer served as president and a director from 1984 to 1987 of Fi-Tek Corp., a "blind pool" company headquartered in Aurora, Colorado, which completed an offering of securities in 1986 for $250,000 cash @ $.02 per share. In 1987, Fi-Tek Corp . acquired Boston Technology, Inc. and moved its operations to Cambridge, Massachusetts. The company has since been acquired by Converse Technology (CMVT). From May 1987 to November 1988, Mr. Kramer served as president, treasurer and the chairman of the board of Fi-Tek II, Inc., a "blind pool" company headquartered in Aurora, Colorado, which completed an offering of securities for $200,000 cash @ $.02 per share in July 1988. In October 1988, Fi-Tek II, Inc., acquired OnLine Communications, Inc. and moved its operations to San Jose, California. The company subsequently changed its name to OnLine Network, Inc. and has since ceased operations. Mr. Kramer also served, commencing in November 1988, as the president, treasurer and a director of Fi-Tek III, Inc., a Delaware-chartered "blind pool" corporation which completed an offering of securities in September 1989 $500,000 @ $.02/share, and which in August 1990 acquired Videoconferencing Systems, Inc., a Norcross, Georgia-based company. Effective as of the date of acquisition, Mr. Kramer resigned as president and treasurer, but retained his position on the board of directors. The Company has since changed its name to VSI Enterprises, Inc. and Mr. Kramer resigned his position as director on July 15, 1991. From February 1987 until December 1989, he was also the treasurer and a director of Bluestone Capital Corp., a

Colorado "blind pool" corporation which completed an offering of securities in November 1988 $50,000 @ $.10/share and which moved its operations to Braintree, Massachusetts after acquiring Dialogue, Inc. in December 1989. The company has since ceased operations. Mr. Kramer also served as an officer and director of Catalina Capital Corp. ("Catalina"), a Delaware chartered "blind pool" corporation which completed a public offering of its securities in April 1991 $120,000 @ $.10/share and which moved its operations to Scottsdale, Arizona after acquiring Explore Technology, Inc. ("Explore") in August 1992. Mr. Kramer resigned all positions with Catalina upon the closing of the acquisition of Explore. Explore has since changed its name to Instant Video Technology, Inc. Mr. Kramer also served as president, treasurer and a director of Fi-Tek IV, Inc., a Delaware chartered "blind pool" corporation which completed an offering of securities in September 1990 $180,000 @ $.02/share. During December 1992, Fi-Tek IV completed a reverse acquisition (stock-for-stock exchange) of DBS Network, Inc., a Mill Valley, California-based company, which through its equity ownership of another entity, holds an interest in a permit granted by the Federal Communications Commission for launch and operation of direct broadcast satellites and is otherwise engaged in the automated meter reading business for public utilities from satellites. Fi-Tek IV has since changed its name to DBS Industries, Inc. For approximately a one-month period in October 1990, Mr. Kramer served as a director of Power Capital, Inc. (now known as lst National Film Corp.), a "blind pool" company which completed a public offering of its securities in November 1989. Mr. Kramer is also an officer and director of another "blind pool" company, Fi-Tek V, Inc., which completed a "blind pool "public offering of its securities in January 1992 $125,000 @ $.02/share. On June 7, 1999 Fi-Tek IV completed a reverse acquisition with Laidlaw Global Holdings and resigned his position as President. Laidlaw Globlal Holdings is a provider of global investment and financial services with offices in Miami, Paris, Geneva, Athens, Nassau, Barelona, Hong Kong and Singapore. Mr. Kramer was an office and director of Harbour Capital Corp. which completed a "blind pool" public offering of its securities in October 1993 $120,000 @ $.10/share. On May 16, 1997, the company effected a reverse acquisition (stock-for-stock exchange) with Benefits Administration, Inc. and Telesave Corporation. Mr. Kramer also served as an officer and director of Fi-Tek VI, Inc., a "blind pool" company, (which raised $130,000 @ $.02/share in 1991) from its inception in January 1990 until September 1997, at which time Fi-Tek VI completed a reverse acquisition with Globle Water Technologies (GWT), and Mr. Kramer resigned his positions with Fi-Tek VI GWT, through its subsidiary PSI and through its subsidiary Applied Water Technologies (AWT) provides customers with proprietary non-chemical water treatment is a world-wide supplier of cooling water towers for the power, refining, chemical HVAC and process industries.

     Frank Kramer is President and a Director Fi-Tek VII, Inc. a Delaware Corporation formed to seek acquisitions. He is Secretary and Director of OSK Capital I Corp. and is President and Director of Park Hill Capital I Corp. both of which are "Blank Check" companies.

     Deborah Salerno has been an officer and director of twelve blank check corporations, excluding the Company. Eleven of the corporations have conducted public offerings (pursuant to effective registration statements on Form S-18, as filed with the Commission), and of those, all have completed merger or acquisition transactions. (However, the acquisition transaction of one of the corporations, Strategic Acquisitions, Inc., was subsequently canceled when the acquiree failed to meet certain contractual obligations which were deemed to be conditions precedent.)

    The blank check companies with which Ms. Salerno has been involved have concentrated primarily on companies with plans for expansion and/or the introduction of new products or services; such new products or services were, in some cases, the acquisition or merger candidate's primary business, and in other cases, an addition to existing lines of business. There can be no assurance that Management will concentrate on these factors, or any of them, in the evaluation of any candidate for Business Combination, and Management's discretion with respect to the selection of Business Combination candidate is unfettered. No assurance car, be given that any Business Combination candidate, or eventual participant, will be profitable. (See "Risk Factors.")

     The public offerings of all of the blank check companies In which Ms. Salerno has been involved were underwritten by Westminster Securities Corp. of New York, New York.

    Ms. Salerno's past and present Blank Check affiliations are as follows:

1. Formerly president and a director of Amsterdam Capital Corporation. until it acquired Care Concepts, Inc. as of June 16, 1989. The registration statement for Amsterdam Capital Corporation became effective on January 17, 1989,for 40,000 Units @ $5.50 per unit raising $220,000.

2. Formerly president of East End Investment, Inc., until it acquired The Theme Factory, Inc. as of October, 16 1989. Ms. Salerno continued to serve as a director of The Theme Factory, Inc. until her resignation in July, 1992. The registration statement for East End Investment, Inc. became effective on September 8, 1989, for 10,000 Units @ $6 per unit raising $60,000.

3. Formerly president and a director of West End Ventures, Inc. until January 26, 1990, when it acquired Future Medical Technologies. The registration statement for West End Ventures, Inc., became effective on, January 2, 1990 for 12,000 Units @ $6.00 per unit raising $72,000

4. Formerly  president  and a director of Sharon  Capital  Corporation  until it
acquired  Process  Engineers  Inc.,  as of  April  5,  1990.   The  registration
statement for Sharon Capital Corporation became effective on February 14, 1990 for 36,000 Units @ $6.00 per unit raising $216,000.

5. Formerly  president and a director of Fulton Ventures,  Inc. , until June 16,
1990, which it acquired Triad Warranty Corporation.   The registration statement
for Fulton Ventures, Inc. became effective on April 10, 1990 for 12,000 Units @ $6.00 per unit raising $72,000.

6. Formerly, president and a director of Elmwood Capital Corporation whose registration statement was declared effective on June 27, 1990 for 12,000 Units @ $6.00 per unit raising $72,000 Elmwood Capital Corporation acquired U.S. Environmental Solutions, Inc., as of March 5, 1991 at which time Ms. Salerno ceased acting as an officer or director.

7. Formerly president and a director of Carnegie Capital Corporation, whose registration statement became effective on February 1, 1991 for 18,000 Units @ $6.00 per unit raising $108,000 During November, 1991, Carnegie Capital corporation acquired Nevada Construction supply, which later changed its name to National Building Supply. Ms. Salerno resigned as president, upon the acquisition but continued in her position as a director until September 29, 1992.

8. Formerly president and a director of Avalon Enterprises Inc., which had its registration statement declared area effective on March 26, 1991, for 16,000 Units @ $6.00 per unit raising a total of $96,000. It acquired Southern Corrections Services, Inc. on June 15, 1992. The company's name was thereafter changed to Avalon Community Services, Inc., and then to Avalon Correctional Services, Inc. post-effective amendment to its registration statement became effective on November 16, 1991.

9. Formerly president and a director of South End Ventures, Inc. , whose registration statement became effective on November 15, 1991, for 12,000 Units @ $6.00 per unit raising $72,000. South End Ventures completed an acquisition of Shore Group, Inc., a private company located, in Philadelphia, PA, during December, 1992, at which time Ms. Salerno resigned as officer and director. The name of the company has been changed to Shore Group Incorporated.

10. Formerly President and a director of Hard Funding, Inc. , a blank check company which merged with Marinex which subsequently merged with Texas Equipment Corp. A Registration Statement was effective for 8,500 Units @ $6.00 per unit raising a total of $51,000.

11. Vice-president and a director of Strategic Acquisitions, Inc. which had a registration statement declared effective on October 16, 1989 for 40,000 Units @ $6.00 per unit raising $240,000. Subsequently Strategic Acquisitions, Inc. acquired Viatool, Inc. but the transaction was later canceled, as the acquiree failed to meet certain terms of the acquisition agreement which were deemed to be conditions precedent. Litigation arising from the transaction was eventually settled. Substantially all of the unexpended net proceeds of the offering was repaid to the company, and its securities issued in the transaction were also returned.) Ms. Salerno resumed her former positions vice-president and director upon the settlement of the lawsuits.

12. Former president and director of Bishop Equities, Inc. which registered with the SEC effective March 8, 1999 which raised $60,000. Bishop completed acquisition of Aethlon Medical, Inc. on March 3, 1993.

    Detailed information and financial data about the above companies may be obtained, where applicable, by reviewing the post-effective amendments to registration statements on file with the Commission together with other subsequent filings. No assurance can be given that Management will investigate or eventually engage in a combination with, similar companies, focus on the same or similar industries, or utilize similar criteria in the evaluation of Business Combination candidates.

     Ms. Salerno has also acted as President and Director of OSK Capital I Corp.
(1999) and Secretary and Director of Park Hill Capital I Corp. (1999) both inception stage companies, without specific business plans which have filed Registration Statements under section 12(g)of the 1934 Act.

Conflicts of Interest

        The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1999.

        The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

Item 6.  Executive Compensation.

                           SUMMARY COMPENSATION TABLE OF EXECUTIVES
                           ----------------------------------------

                                    Annual Compensation                 Awards
                                    -------------------                 ------

Name and
Principal   Year  Salary  Bonus   Other Annual    Restricted       Securities
Position          ($)     ($)     Compensation    Stock Award(s)   Underlying
                                  ($)                         ($)  Options/
                                                                   SARs (#)
--------------------------------------------------------------------------------
Frank L.
Kramer,     1997  0        0       0                0                 0
President   1998  0        0       0                0                 0
            1999  0        0       0                0 *               0
                                                   (see
                                                    below)
--------------------------------------------------------------------------------
Deborah A.  1997  0        0         0                   0                 0
Salerno,
Secretary   1998  0        0         0                   0                 0
            1999  0        0         0                   0* (see           0
                                                            below)
--------------------------------------------------------------------------------



                                       Directors' Compensation
                                       -----------------------

Name                       Annual    Meeting Consulting     Number    Number of
                          Retainer   Fees    Fees/Other     of        Securities
                          Fee ($)    ($)     Fees ($)       Shares    Underlying
                                              (#)                     Options
                                                                      SARs(#)

A. Director               0           0       0             1,000,000*   0
   Frank L. Kramer

B. Director
   Deborah A. Salerno     0           0       0             1,000,000*   0

*Issued to founding director for services valued @ $19,999 and cash of $1,000

        Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

        Long Term Incentive Plans - Awards in Last Fiscal Year (None)

        No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement, except as defined in Certain Transactions, Item 7, immediately following. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7. Certain Relationships and Related Transactions.

        The Company issued to its founding directors a total of 2,000,000 shares of Common Stock for cash of a total of $2,000 and services of $38,000 . The Company also issued 1,000,000 shares to John P. O'Shea as a founder for cash of $1,000 and services of $19,000. Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, see "Risk Factors - Rule 144 Sales."

        No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

        The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

        Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction.

        The company maintains a mailing address at the office of its President, Frank L. Kramer, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after completion of a business combination.

        Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

        The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of Common Stock no par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

        As of August 24, 1999, a total of 3,206,000 common shares were issued and outstanding.

        Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Shareholders

        Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

        No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Nevada laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

Transfer Agent

        The Company transfer agent is Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, CO 80020.

Reports to Stockholders

        The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

        The Company's shares of common stock have never traded on the Over-the Counter Bulletin Board or in "Pink Sheets". There have never been any quotes for the shares.

        At August 24, 1999 there were 34 holders of record of the Company's common stock. The Board of Directors does not anticipate paying dividends at anytime in the foreseeable future.

Item 2.  Legal Proceedings

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

     Since March 2, 1999 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:



                        Date
                        of                                             Price per
Purchaser               Purchase      Shares          Purchase Price   Share
---------               --------      ------          --------------   -----

Frank L. Kramer          3/5/99  1,000,000              $1000 cash         $.001
                                                      $19,000 in
                                                       services $.019
John P. O'Shea           3/5/99  1,000,000              $1000 cash         $.001
                                                      $19,000 in
                                                       services $.019
Deborah A. Salerno       3/5/99  1,000,000              $1000 cash         $.001
                                                      $19,000 in
                                                       services $.019
Lynn Sauve               3/5/99    150,000               $150 cash         $.001
                                                       and services of
                                                       $2,850 @ $.019
Michael Littman          3/5/99     25,000             $25     cash        $.001
Heather Z. Anderson      3/5/99      1,000             $20                 $.002
Elizabeth Kramer         3/5/99      1,000             $20                 $.002
Kevin Whatley            3/5/99      1,000             $20                 $.002
Philip Berman            4/1/99      1,000             $20                 $.002
Raymond F. McKinstry     4/3/99      1,000             $20                 $.002
Anne Marie McKinstry     4/3/99      1,000             $20                 $.002
Jeffrey S. Rose          4/9/99      1,000             $20                 $.002
Susan Slow               4/7/99      1,000             $20                 $.002
George Groehsl           4/7/99      1,000             $20                 $.002
Edward Slow              4/7/99      1,000             $20                 $.002
Robert L. Krekel         4/21/99     1,000             $20                 $.002
Alvin D. Leach           4/21/99     1,000             $20                 $.002
Don Sullivan             4/20/99     1,000             $20                 $.002
Holly R. Zane            4/20/99     1,000             $20                 $.002
Kathleen E. Borchard     4/22/99     1,000             $20                 $.002
Frederick E. Welsh, Jr   4/22/99     1,000             $20                 $.002
Claudia J. Kelly         4/22/99     1,000             $20                 $.002
Robert Bruce Christopher 4/22/99     1,000             $20                 $.002
David Hepworth           4/22/99     1,000             $20                 $.002
Daniel B. Sweeney        4/28/99     1,000             $20                 $.002
Thomas D. Gearke         4/28/99     1,000             $20                 $.002

Nancy J. Sullivan        4/28/99      1,000            $20                 $.002
Rhadica Singh            4/28/99      1,000            $20                 $.002
Richard Wong             4/28/99      1,000            $20                 $.002
Gary Greenberg           4/28/99      1,000            $20                 $.002
John J. Memolo           4/28/99      1,000            $20                 $.002
Linda M. Carlson         4/28/99      1,000            $20                 $.002
Lincoln W. Anderson      5/09/99      1,000            $20                 $.002
Jennifer R. Bell         5/11/99      1,000            $20                 $.002
Britta Rueschhoff        7/01/99      1,000            $20                 $.002
Bernard Rueschhoff       7/01/99      1,000            $20                 $.002

Each of the sales listed above was made for cash as listed. All of the listed sales were made in reliance upon the exemption from registration offered by
Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

        The Nevada Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                         SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  ____________________

                            PARK HILL CAPITAL I CORP.



                                            by:_________________________________
                                                 President

                                            Directors:



                                              ----------------------------------
                                                  Secretary & Director



                                              ----------------------------------
                                                  Director



                                              ----------------------------------
                                                  Director

                          PARK HILL CAPITAL I CORP..

                        ( A Development Stage Company)

                        Index to Financial Statements



                                   CONTENTS

COVER
PAGE                                                                      F-1

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                        F-2

BALANCE SHEET                                                             F-3

STATEMENT OF OPERATIONS                                                   F-4

STATEMENT OF STOCKHOLDER'S, EQUITY                                        F-5

STATEMENT OF CASH FLOWS                                                   F-6

NOTES TO FINANCIAL STATEMENTS                                       F-7 - F-8

INTERIM FINANCIAL STATEMENTS (Unaudited)                                  F-9

BALANCE SHEET                                                             F-10

STATEMENT OF OPERATIONS                                                   F-11

STATEMENT OF CASH FLOWS                                                   F-12

NOTES TO FINANCIAL STATEMENTS                                             F-13

                           PARK HILL CAPITAL I CORP.

                        (A Development Stage Company)

                             Financial Statements

                                 May 31, 1999

                              COMISKEY & COMPANY
                           Professional Corporation


789 Sherman St., Suite 440
Denver, CO 80203


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of PARK HILL CAPITAL I CORP.

We have audited the accompanying balance sheet of PARK HILL CAPITAL I CORP.. (a development stage company) as of May 31, 1999, and the related statement of operations, stockholders' equity, and cash flows for the initial period from inception (February 26, 1999) to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PARK HILL CAPITAL I CORP. as of May 31, 1999, and the results of its operations and cash flows for the initial period then ended in conformity with generally accepted accounting principles.

Denver, Colorado
June 24, 1999

                                                   /s/ Comiskey & Company
                                                   PROFESSIONAL CORPORATION

                            PARK HILL CAPITAL I CORP.
                         (A Development Stage Company)
                                Balance Sheet

   ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                         $     3,230
   Stock subscription receivable                                              25
                                                                              --

      Total current assets                                                 3,255

OTHER ASSETS
   Organizational costs (net)                                                513

      TOTAL ASSETS                                                   $     3,768
                                                                     ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                                                                     $         -
                                                                      ----------

      Total current liabilities                                                -

STOCKHOLDERS' EQUITY
   Common stock, $0.001 par value; 25,000,000
      shares authorized; 3,204,000 shares issued and
      outstanding                                                          3,204
   Common stock subscribed                                                    40
                          Additional paid-in capital
                                    60,876
   Deficit accumulated during the development
      stage                                                             (60,352)

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $    3,768
                                                                     ===========

                          PARK HILL CAPITAL I CORP.
                         (A Development Stage Company)
                           Statement of Operations


REVENUES                                                            $          -

EXPENSES
   Amortization                                                               27
   General and administrative                                             60,325
                                                                     -----------
      Total expenses                                                      60,352

NET LOSS                                                                (60,352)

Accumulated deficit

Balance, beginning of
period                                                                         -
                                                                     -----------
Balance, end of
period                                                              $   (60,352)
                                                                     ===========
NET LOSS PER
SHARE                                                               $     (0.02)
                                                                     ===========
WEIGHTED AVERAGE NUMBER OF
     SHARES OUTSTANDING                                                3,204,000
                                F-4                                 ===========



                          PARK HILL CAPITAL I CORP.
                         (A Development Stage Company)
                      Statement of Stockholder's Equity

                                                      Deficit
                                                      accumulated
                            Common stock   Additional during the   Total
                        Number of          paid-in    development  stockholders'
                        shares     Amount  capital    stage        equity
                        ------     ------  -------    -----        ------

Common stock issued
 for cash and
 services, February
 1999 at $0.02
 per share             3,175,000  $ 3,175  $ 60,325    $        -      $  63,500

Common stock issued
 for cash, February
 1999 at $0.02 per
 share                    29,000       29       551             -            580

Net loss for the year
ended May 31, 1999             -        -         -      (60,352)       (60,352)

Balance, May 31,
 1999                  3,204,000    3,204  $ 60,876    $ (60,352)      $   3,728

                                     F-5

                          PARK HILL CAPITAL I CORP.
                         (A Development Stage Company)
                           Statement of Cash Flows

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $  (60,352)

Adjustments to reconcile
 net loss to net cash
 used by operating activities:
      Amortization                                                            27

Stock issued for services                                                 60,325
         Net cash from operating activities

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in organization costs                                          (540)

Net cash used by investing activities                                      (540)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                                                3,755

Increase in stock subscription receivable                                   (25)
Increase in stock subscribed                                                  40

Net cash provided by financing activities                                  3,770

NET INCREASE IN CASH
   AND CASH EQUIVALENTS                                                    3,230

CASH AND CASH EQUIVALENTS,
   BEGINNING OF PERIOD

CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                        $  3,230

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                                 May 31, 1999

1.  Summary of Significant Accounting Policies

Development Stage Company

PARK HILL CAPITAL I CORP.. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on March 2, 1999. The initial principal office of the corporation is 502 East John Street, Carson City, Nevada 89706.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses which have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Accounting Method

The Company records income and expenses on the accrual method.

Fiscal Year

The fiscal year of the corporation shall be established by the board of directors.

Loss per Share

Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

Organization Costs

Costs to incorporate the Company have been capitalized and will be amortized over a sixty-month period.

Financial Instruments

Unless  otherwise  indicated,   the  fair  value  of  all  reported  assets  and
liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                                 May 31, 1999

2. Stockholders' Equity

As of May 31, 1999, 3,206,000 shares of the Company's no par value common stock had been authorized for issuance, of which 3,204,000 were issued and outstanding, with the other 2,000 subscribed but not issued. Of the total shares authorized for issuance, 3,175,000 were issued for cash of $0.001 per share, and services of $0.019 per share, with a total of $60,325 recorded as general and administrative costs in connection with the formation of the Company. The other 31,000 shares were issued for $620, or $0.02 per share.

3. Related Party Transactions

As of the date hereof, Frank L. Kramer and Deborah A. Salerno are the officers and directors of the Company, and are the owners of 2,000,000 shares of its issued and outstanding common stock, constituting approximately 62% of the Company's issued and outstanding common stock. The shares were issued for cash of $0.001 per share and services provided which have been valued at a total of $38,000.

Officers and directors are reimbursed for all out-of-pocket expenses.

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)
                         Interim Financial Statements
                                 (Unaudited)
                       For Period Ended August 31, 1999

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)

                                BALANCE SHEET
                                 (Unaudited)
                       For Period Ended August 31, 1999




                                         Aug. 30, 1999              May 31, 1999
                                         -------------              ------------

Current Assets:
   Cash and cash equivalents                3,255                         3,230
   Stock
Subscription                                 0                               25

Total current assets                        3,255                         3,255

Other assets - Organizational costs          0                                0

Total Assets                                  513                           513

Total Current Liabilities:                   0                                0

Stockholders' equity:
Common stock, 4.001 par value               3,244                         3,204
Authorized 25,000,000 shares:
Issued and outstanding 3,204,000 shares
  common stocks subscribed                   0                               40
Additional paid-in capital                 60,876                        60,876
Retained Earnings (deficit)               (60,352)                      (60,352)

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY    3,768                         3,768

The accompanying notes are an integral part of the financial statements.

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS
                                 (Unaudited)
                       For Period Ended August 31, 1999


                              Three months ending    Three months ending
                              Aug. 31, 1999          Aug. 31, 1998

Revenue & Interest                   0                   0
Expenses                             0                   0
                                 ----------          ----------
Net income (loss) for period         0                   0
Net income (loss) per share          0                   0
Weighted average number of
  common shares              3,204,000                   0
                             =========                   =

The accompanying notes are an integral part of the financial statements.

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)

                           STATEMENT OF CASH FLOWS
                                 (Unaudited)
                       For Period Ended August 31, 1999

                                Three months ending    Three months ending
                                Aug. 31, 1999          Aug. 31, 1998

Cash flows for operating
 activities:                          0                      0
Net income (loss)                     0                      0
Adjustments to reconcile
 net income (loss) to
 net cash provided (used)
 by operating activities              0                      0

Amortization                          0                      0
Rent                                  0                      0
Changes in:
Accounts payable - related
 parties                              0                      0
                                  ---------              ---------
Cash provided (used) by
 operating activities                 0                      0
Cash flows from financing
 activities
Proceeds from stock sales             0                      0
Net cash provided by
 financing activities                 0                      0
Net increase in cash equivalent       0                      0
Cash at beginning of period       3,230                      0
Cash at end of period             3,255                      0
                               ----------                ----------

The accompanying notes are an integral part of the financial statements.

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                               August 31, 1999

1.  Summary of Significant Accounting Policies

Development Stage Company

PARK HILL CAPITAL I CORP.. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on March 2, 1999. The initial principal office of the corporation is 502 East John Street, Carson City, Nevada 89706.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses which have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Accounting Method

The Company records income and expenses on the accrual method.

Fiscal Year

The fiscal year of the corporation shall be established by the board of directors.

Loss per Share

Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

Organization Costs

Costs to incorporate the Company have been capitalized and will be amortized over a sixty-month period.

Financial Instruments

Unless  otherwise  indicated,   the  fair  value  of  all  reported  assets  and
liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

                          PARK HILL CAPITAL I CORP.
                        (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                               August 31, 1999

2. Stockholders' Equity

As of August 31, 1999, 3,206,000 shares of the Company's no par value common stock were issued and outstanding. Of the total shares authorized for issuance, 3,175,000 were issued for cash of $0.001 per share, and services of $0.019 per share, with a total of $60,325 recorded as general and administrative costs in connection with the formation of the Company. The other 31,000 shares were issued for $620, or $0.02 per share.

3. Related Party Transactions

As of the date hereof, Frank L. Kramer and Deborah A. Salerno are the officers and directors of the Company, and are the owners of 2,000,000 shares of its issued and outstanding common stock, constituting approximately 62% of the Company's issued and outstanding common stock. The shares were issued for cash of $0.001 per share and services provided which have been valued at a total of $38,000.

Officers and directors are reimbursed for all out-of-pocket expenses.

                              INDEX TO EXHIBITS

SK#

3.1  Articles of Incorporation

3.2   Amendment to Articles of Incorporation

3.3  Bylaws

Exhibit 3.1

                          Articles of Incorporation

                              CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that PARK HILL CAPITAL I CORP.. did on March 2, 1999 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on March 2, 1999.

Secretary of State

By______________________________

Certificate Clerk

                           ARTICLES OF INCORPORATION

                                       OF

                           PARK HILL CAPITAL I CORP.


      FIRST: The name of this corporation is:

                            PARK HILL CAPITAL I CORP.

      SECOND: Its principal office in the State of Nevada is located at 502 East John Street, Carson City, Nevada, 89706. The name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

      THIRD: The nature of the business or objects or purposes proposed may be organized under the General Corporation Law of the State of Nevada,

      To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

      FOURTH: The total authorized capital stock of the corporation is 25,000,000 Shares of Common Stock with a par value of .001.

      FIFTH: The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be two in number, is as follows:

NAME                                    POST OFFICE ADDRESS
----                                    -------------------

Deborah A. Salerno                355 Southend Avenue, #22B, New York, NY 10500

Frank L. Kramer                   5330 East 17th Avenue, Denver, Co 80220

      SIXTH: The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

      SEVENTH: The name and post office address of the incorporator signing the articles of incorporation is as follows:

NAME                                          POST OFFICE ADDRESS
----                                          -------------------

Evelyn Wright                             1013 Centre Road
                                          Wilmington, DE 19805

      EIGHTH:   The corporation is to have perpetual existence.

      NINTH: in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

      TENTH: Meetings of stockholders may be held outside of the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

      ELEVENTH: This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this twenty-sixth day of February A.D.
1999.

Evelyn Wright, Incorprator

STATE OF DELAWARE        )
                         )SS
COUNTY OF NEW CASTLE     )

      On this twenty-sixth day of February, A.D., before me a Notary Public, personally appeared, Evelyn Wright who severally acknowledged that he/she executed the above instrument.



                                                   -----------------------------
                                                   Notary Public



                          CERTIFICATE OF ACCEPTANCE

                                      OF

                        APPOINTMENT OF RESIDENT AGENT

I, Carol K. Dolor, Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.

                                February 26, 1999

-----------------------------------
Authorized Representative

                                 Exhibit 3.2

                    Amendment to Articles of Incorporation

                           CERTIFICATE OF AMENDMENT
                                      OF
                          ARTICLES OF INCORPORATION
                                      OF
                          PARK HILL CAPITAL I CORP.



      PARK HILL CAPITAL I CORP., a Nevada corporation (the "Corporation") does hereby certify that:

            1. The Articles of Incorporation shall be amended by:

      The following Article is added to the Articles of Incorporation:


                                      TWELFTH

            The Corporation hereby waives and precludes the application of the anti-takeover provisions of Nevada Revised Statutes 78.378 to 78.3793.

            2. The foregoing amendment has been duly authorized and approved by the Board Directors of the Corporation.

            3. The foregoing amendment has been duly adopted and approved by the written consent of the stockholders holding no less than a majority of the Corporation's outstanding stock entitled to vote thereon.

      Date:  August 16, 1999

                          PARK HILL CAPITAL I CORP.



                                          by: _________________________
                                                      Frank L. Kramer
                                                      President


                                          by: __________________________

STATE OF ____________ )
                      ) SS.
COUNTY OF ___________ )

      Subscribed and sworn to before me this ____ day of August, 1999 by Deborah A. Salerno, President.

      My Commission expires:  _____________


                                          ------------------------------
                                          Notary

                                 Exhibit 3.3

                                    Bylaws

                                    BYLAWS

                                      OF

                          PARK HILL CAPITAL I CORP.

                            (a Nevada corporation)

                                  ARTICLE I

                                 STOCKHOLDERS
                                 ------------

      1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law). If any such certificate is countersigned or otherwise authenticated by a transfer agent or Transfer clerk, and by a registrar, a facsimile of the signature of the officers, the transfer agent or the transfer clerk or the registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the corporation.

      Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

      The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

      2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section
78.205 of the General Corporation Law.

      3. STOCK TRANSFERS . Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

      4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed, and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

      5. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or 11 shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to 'include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the articles of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder, provided, however, that no such right shall vest in the event of an 'increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

      6. STOCKHOLDER MEETINGS.

              - TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

      - PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix.

      - CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

      - NOTICE OR WAIVER OF NOTICE. Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors must designate. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of the corporation. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting; and whenever notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

      - CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers 'in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

      - PROXY REPRESENTATION. At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

      - INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

      - QUORUM. Stockholders holding at least a majority of the voting power are necessary to constitute a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

      - VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors plurality of the votes cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribe a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

      Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

      7. STOCKHOLDER ACTION WITHOUT MEETINGS. Except as may otherwise be provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power-, provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required- In no 'instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

                                  ARTICLE II

                                  DIRECTORS

      1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

      2. QUALIFICATIONS AND NUMBER. Each director must be at least 18 years of age. A director need not be a stockholder or a resident of the State of Nevada. The initial Board of Directors shall consist of persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be . The number of directors may be increased or decreased by action of the stockholders or of the directors.

      3. ELECTION AND TERM. Directors may be elected in the manner prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an election of directors by stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then office, although less than a quorum, or by the sole remaining director.

      4. MEETINGS..

      - TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

      - PLACE. Meetings shall be held at such place within or without the State of Nevada as shall be fixed by the Board.

      - CALL. No call shall be required for regular meetings for which the time and place have been fixed- Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

      - NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice if any need not be given to a director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

      - QUORUM AND AMON. A majority of the directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as other-wise provided by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at a meeting at which a quorum is present, is the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

      Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

      - CHAIRMAN OF THE MEETING. The Chairman of the Board if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

      5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

      6. COMMITTEES. Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the resolution or resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors 'in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one director. The Board of Directors may appoint natural persons who are not directors to serve on committees.

      7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee, as the case may be.

                                 ARTICLE III

                                   OFFICERS

      1. The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive
Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

      2. QUALIFICATIONS. Except as may otherwise be provided in the resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the Board, if any, need be a director.

      Any person may hold two or more offices, as the directors may determine.

      3. TERM OF OFFICE. Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

      Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

      Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

      4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and dudes, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions or instruments may be inconsistent therewith.

                                  ARTICLE IV

                              REGISTERED OFFICE

      The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

      The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada, of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, 'including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

                                  ARTICLE V

                           CORPORATE SEAL OR STAMP

      The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

                                  ARTICLE VI

                                 FISCAL YEAR

      The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                 ARTICLE VII

                             CONTROL OVER BYLAWS

      The power to amend, alter, and repeal these Bylaws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by the stockholders.

              I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of PARK HILL CAPITAL I CORP. a Nevada corporation, as in effect on the date hereof.

WITNESS my hand and the seal or stamp of the corporation.



DATED:     May 28, 1999

                            /s//Deborah A. Salerno
                                 Secretary of
                          PARK HILL CAPITAL I CORP.